SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Tenda Shareholders Approve Merger with Fit Residencial,
Strengthening Leadership in Low Income Segment

Gafisa to Become Majority Owner of Tenda Through Merger of Fit

São Paulo, October 22, 2008 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil's leading diversified national homebuilders, and Construtora Tenda S.A. (Bovespa: TEND3), Brazil's leading homebuilder exclusively dedicated to the low income segment, announced that at an Extraordinary Shareholder Meeting held on October 21, 2008, over 98% of Tenda's shareholders present at the Meeting voted for the merger of Gafisa's wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda. ("Fit"), into Tenda (the “Merger”). As a result of the Merger, Gafisa now holds 60% of the total capital and voting shares of Tenda, which will continue to trade as a separate company at the Novo Mercado of the São Paulo Stock Exchange (Bovespa).

"We believe that both Gafisa and Tenda will benefit greatly from the economies of scale and synergies expected to result from this transaction,” said Chief Executive Officer Wilson Amaral. “Gafisa's outstanding reputation and record of execution have enabled it to maintain strong banking relationships at a time when cash position and ample access to credit lines are of critical importance to continued growth. Tenda's proven business model and sales infrastructure in the low income residential market will allow Gafisa to continue to strengthen its leadership in that highly underserved segment of the Brazilian housing market."

As a result of the transaction, Tenda is well-positioned in numerous high-growth markets, with the strongest balance sheet among dedicated lower income homebuilders in Brazil. Tenda intends to expand its coverage of the lower income market, focusing on the population that earns 4 to 20 times the Brazilian minimum wage, and to broaden its geographic coverage as well. Consumers are expected to benefit both from Tenda's presence in areas where there is a housing deficit, and from a larger range of product offerings that will include both high- and low-rise properties.

Tenda’s shareholders also elected a new Board of Directors, which consists of five members proposed by Gafisa: Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Rodrigo Osmo, Fernando Cesar Calamita and Mauricio Luis Luchetti (the last as an independent Board member) and two members proposed by HPJO Participações S.A. (“HPJO”), the former control group of Tenda: José Olavo Mourão Alves Pinto and Henrique de Freitas Alves Pinto.

Under the terms of the transaction, HPJO now holds 20.2% of Tenda’s shares and is subject to an 18-month lock-up clause, which allows for limited, periodic sales of Tenda shares.

Henrique de Freitas Alves Pinto and Ricardo del Guerra Perpétuo have been replaced by Wilson Amaral de Oliveira and Alceu Duilio Calciolari, who will act as interim CEO and interim CFO, respectively, until these positions are filled by Board appointment.

NM Rothschild & Sons (Brasil) Ltda. acted as exclusive financial advisor to Gafisa.

About Gafisa
We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism.

For additional information:

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9305
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +1 312 222 9126
Fax: +1 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

Cautionary Statement Concerning Forward-Looking Statements
This document contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “continue” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers; demographic factors and available income; our ability to repay our indebtedness and comply with our financial obligations; our ability to arrange financing and implement our expansion plan; our ability to compete and conduct our businesses in the future; changes in our business; inflation and interest rate fluctuations; changes in the laws and regulations applicable to the real estate market; government interventions, resulting in changes in the economy, taxes, rates or regulatory environment; and other factors that may affect our financial condition, liquidity and results of our operations. The forward-looking statements included in this document are made only as of the date of this release, and except as otherwise required by U.S. federal or Brazilian securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.